                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 99.3




                       PARENT COMPANY FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2003




CONTENTS



Balance sheet                                                     1 to 2

Statement of income                                                    3

Statement of cash flows                                                4

Notes to the financial statements                                5 to 23

Five-year financial summary                                           24

ASSETS


--------------------------------------------------------------------------------------------
(in millions of euros)                                 2003            2002            2001
--------------------------------------------------------------------------------------------
Intangible assets .................................      343             453              65

Tangible fixed assets .............................      122             101              74

Long-term investments .............................    5,082           3,976           2,611

FIXED ASSETS (note 3) .............................    5,547           4,530           2,750

RECEIVABLES (notes 4, 15 and 16)

Advance payments to suppliers .....................        1               1               2

Accounts receivable ...............................      584             614             365

Other current assets ..............................      742             928             753

Short-term investments and deposits (note 5) ......    3,172           2,856           4,083

Cash ..............................................       18              30               3

CURRENT ASSETS ....................................    4,517           4,429           5,206

DEFERRED CHARGES ..................................       18              19               3

UNREALIZED FOREIGN EXCHANGE LOSSES ................        8               2               8

============================================================================================
TOTAL ASSETS                                          10,090           8,980           7,967
============================================================================================


THE ACCOMPANYING NOTES ON PAGES 5 TO 23 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

LIABILITIES AND SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------
(in millions of euros)                               2003            2002            2001
------------------------------------------------------------------------------------------
Share capital ..................................     1,466           1,465           1,464

Additional paid in capital .....................     1,584           1,578           1,485

Reserves and retained earnings .................     3,432           2,688           1,717

Net income for the period ......................     1,684           1,323           1,442

Special tax-allowable provisions ...............         1               1               1

SHAREHOLDERS' EQUITY (note 6) ..................     8,167           7,055           6,109

PROVISIONS FOR RISKS AND CHARGES (NOTE 7) ......       264             239             496

LIABILITIES (notes 4, 15 and 16)

Bank and other debt ............................       820             777             735

Accounts payable ...............................       271             254             207

Other current liabilities ......................       534             624             388

Bank overdrafts ................................        17              15               1

OTHER LIABILITIES ..............................     1,642           1,670           1,331

DEFERRED INCOME ................................        10              13              20

UNREALIZED FOREIGN EXCHANGE GAINS ..............         7               3              11

==========================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          10,090           8,980           7,967
==========================================================================================

THE ACCOMPANYING NOTES ON PAGES 5 TO 23 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------
(in millions of euros)                                  2003             2002             2001
-----------------------------------------------------------------------------------------------
OPERATING INCOME (note 8)...........................    1,930            1,574            1,180

Net sales...........................................      339              273              176

Other income........................................    1,591            1,301            1,004

OPERATING EXPENSES (note 9).........................   (1,574)          (1,178)            (962)

Other purchases and external charges................   (1,100)            (947)            (742)

Taxes other than income taxes.......................      (51)             (47)             (33)

Salaries and social security charges................      (19)             (14)             (15)

Depreciations, amortizations and provisions.........     (256)            (111)             (82)

Other expenses......................................     (148)             (59)             (90)

SHARE IN PROFITS/LOSSES OF JOINT VENTURE
PARTNERSHIPS (note 10)..............................       --               --              303

OPERATING PROFIT....................................      356              396              521

Net investment income...............................    1,191              796              415

Changes in provisions, cost transfers...............      (20)             (88)             128

Net foreign exchange gains/(losses) (note 11).......      102               85               18

NET FINANCIAL INCOME (note 12)......................    1,273              793              561



NET INCOME BEFORE TAX AND EXCEPTIONAL ITEMS.........    1,629            1,189            1,082

EXCEPTIONAL ITEMS (notes 2 and 13)..................      228              327              581

Statutory employee profit-sharing...................       --               --                1


Income taxes (notes 2 and 14).......................     (173)            (193)            (222)

===============================================================================================
NET INCOME..........................................    1,684            1,323            1,442
===============================================================================================


THE ACCOMPANYING NOTES ON PAGES 5 TO 23 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                             STATEMENT OF CASH FLOWS

In millions of euros                                                          2003            2002             2001
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                    1,684           1,323            1,442
Depreciation and amortization                                                    25              53               21
Net charge to/(reversal of) provisions (*)                                      (60)           (140)             (65)
Gains on disposals of fixed assets (**)                                          (4)              2             (647)
Other items                                                                      --               4              (13)

--------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL                         1,645           1,242              738
--------------------------------------------------------------------------------------------------------------------

(Increase)/decrease in working capital                                          218            (417)              41

--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     1,863             825              779
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisitions of intangible assets and tangible fixed assets                     (39)            (86)             (25)
Acquisitions of investments                                                    (102)            (36)             (34)
Long-term loans and advances granted                                             --              (6)              (1)
Disposals of intangible assets and tangible fixed assets                          3               9               53
Disposals of investments                                                         34               5              382
Repayments of long-term loans & advances and other investing cash flows           7              --               --

--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES                             (97)           (114)             375
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of shares                                                                7               4                7
Dividends paid                                                                 (579)           (473)            (317)
Change in debt due within less than one year (***)                               13             (55)             (70)
Change in investments maturing within less than one year (***)                  110            (378)              690
Net acquisitions of treasury shares (note 3)                                 (1,003)         (1,170)           (****)

--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES                          (1,452)         (2,072)             310
--------------------------------------------------------------------------------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS                                             314          (1,361)           1,464
Opening cash and cash equivalents                                             2,263           3,624(2)         2,622

--------------------------------------------------------------------------------------------------------------------
CLOSING CASH AND CASH EQUIVALENTS (1)                                         2,577           2,263            4,086
--------------------------------------------------------------------------------------------------------------------

(*)    excluding reversals of provisions relating to asset disposals
(**)   including reversals of provisions relating to asset disposals
(***)  including current accounts with subsidiaries
(****) net acquisitions of treasury shares: 163 million euros in 2001

(1) As of December 31, 2003 and 2002, cash and cash equivalents include cash plus short-term investments other than treasury shares. As of December 31, 2001, cash and cash equivalents included treasury shares of 462 million euros. Bank overdrafts and bank accounts in credit are included in debt due within less than one year.

(2) The difference of 462 million euros between 2001 closing cash and cash equivalents and 2002 opening cash and cash equivalents corresponds to treasury shares, included in cash and cash equivalents prior to 2002.

                        NOTES TO THE FINANCIAL STATEMENTS


INTRODUCTION


- The Extraordinary General Meeting of Sanofi-Synthelabo held on May 22, 2001 approved the merger of the subsidiary Laboratoires Synthelabo into Sanofi-Synthelabo. Because Sanofi-Synthelabo owned 100% of the shares of this company, these shares were cancelled and the merger did not result in the issuance of any new shares.



- On June 30, 2001, Sanofi-Synthelabo transferred the real estate assets of two industrial sites (Amilly and Tours) to its subsidiary Sanofi-Winthrop Industrie at a fair value of 27 million euros.

- The Extraordinary General Meeting of Sanofi-Synthelabo held on May 22, 2002 approved the merger of the three companies Sasy3, Laboratoires Cedre and Sanofi Concept into Sanofi-Synthelabo. Because Sanofi-Synthelabo owned 100% of the shares of these companies, these shares were cancelled and the merger did not result in the issuance of any new shares.


NOTE 1: ACCOUNTING POLICIES

The financial statements for the year ended December 31, 2003 are presented in accordance with the law and regulations in force and with the following basic conventions:

- going concern;

- consistency of method;

- matching of costs and revenues.

The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2002.

a) INTANGIBLE ASSETS

Concessions, patents, licenses, trademarks, processes, rights and similar assets:

Intangible assets are amortized or written down over their period of legal protection, or over their estimated useful life where there is no such protection.

b) TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at acquisition cost, comprising purchase price plus incidental costs required to bring the asset into usable condition.

Depreciation is charged on a straight-line basis. The company makes use of accelerated and exceptional depreciation where allowed by the tax authorities. The difference between accounting depreciation and tax depreciation is recorded as a reserve in the balance sheet on the "Tax depreciation" line under the heading "Special tax-allowable provisions".

Depreciation periods and methods are as follows:

                                                        Period                Method
---------------------------------------------------------------------------------------
Buildings and improvements to land                    15-30 years         Straight-line

Fixtures, fittings and installations                  10-20 years         Straight-line
---------------------------------------------------------------------------------------

c) PARTICIPATING INTERESTS, OTHER LONG-TERM INVESTMENTS, SHORT-TERM INVESTMENTS


Initial recognition is at acquisition cost, excluding incidental purchase costs. If the fair value as defined under French accounting rules is less than the book value at the balance sheet date, a provision for impairment is recorded to cover the difference.

* UNLISTED PARTICIPATING INTERESTS AND OTHER LONG-TERM INVESTMENTS

Various factors are used to estimate the value of such investments, including current and future earnings prospects, usefulness to the Group, shareholder's equity, the prospects for future sale, business conditions, and the criteria used in assessing the original investment.

In practice, this rule leads to a distinction being drawn between:

- interests in companies whose activities are carried on almost exclusively within the Group (facilities and service companies). In such cases, the net book value may under no circumstances exceed the share of shareholder's equity held;

- interests in companies whose industrial and commercial know-how give them a significant share of a sufficiently profitable market. In such cases, the company's market position, customer base and intangible assets may justify the investment being shown at a net book value in excess of the share of shareholder's equity held.

* OTHER LISTED LONG-TERM INVESTMENTS AND SHORT-TERM INVESTMENTS

Fair value is calculated by reference to the average quoted price for the last month of the period.

Short-term investments are valued at the lower of cost or market value. They include treasury shares acquired and held in connection with stock option plans and allocated to these plans over the term of the plan. The valuation method used depends on the probability that the option will be exercised:

- where exercise is PROBABLE, because the exercise price is lower than the stock market price at the balance sheet date, the shares are valued plan by plan at the lower of acquisition cost or exercise price;

- where exercise is IMPROBABLE, because the exercise price is higher than the stock market price at the balance sheet date, and in the case of shares not yet allocated to plans or that have become void, the shares are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

d) FOREIGN-CURRENCY TRANSACTIONS

Foreign-currency income and expenses are recorded at the exchange rate prevailing on the transaction date. Foreign-currency liabilities, receivables and cash are recorded at the exchange rate prevailing at the balance sheet date. The difference arising from the restatement of foreign-currency liabilities and receivables at this rate is taken to the balance sheet as an unrealized foreign exchange gain or loss. A provision for foreign exchange risk is recorded to cover the unrealized foreign exchange losses arising from the calculation of an overall foreign exchange position on all assets, liabilities and off balance sheet commitments existing at the balance sheet date.

Capitalizable advances to subsidiaries made in foreign currencies remain in the balance sheet at face value, converted at the historical exchange rate.

Forward purchases and sales of foreign currencies are recorded off balance sheet at the historical exchange rate.

e) RETIREMENT BENEFITS COMMITMENTS


Sanofi-Synthelabo's pension and retirement benefit commitments are recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees as of the balance sheet date, net of the valuation of funds available to meet these commitments.

Obligations to former employees are also recognized as liabilities.

The actuarial estimate of these commitments takes account of:

- the probability that current employees will remain with the Group until retirement, mortality rates, and assumptions on salary inflation;

- an assumption that retirement will take place at age 60 to 65 after a working life giving entitlement to full pension rights;

- discounting rates used to determine the present value of the commitments. The discounting rate used as of December 31, 2003 was 5.15%.




NOTE 2: TAXATION

Sanofi-Synthelabo has opted for a group tax election as allowed under articles 223 A-Q of the French General Tax Code.

As of December 31, 2003, 22 French subsidiaries more than 95% owned by Sanofi-Synthelabo were included in the group tax election. The election is effective from 1999 through 2003.

Each company in the group tax election records its own income tax charge. The ultimate tax saving generated by the group tax election is recorded by the Sanofi-Synthelabo parent company as an exceptional item, including the impact of tax audits on the group tax election (see note 13).

NOTE 3: FIXED ASSETS

MOVEMENTS IN FIXED ASSETS IN THE YEAR ENDED DECEMBER 31, 2003


                                                                            GROSS VALUES
                                        -----------------------------------------------------------------------------------
                                                     Acquisitions     Disposals                    Depreciation,       Net
                                        Opening       and other       and other       Closing     amortization &      book
(in millions of euros)                  balance       increases       decreases       balance       impairment        value
---------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                          665              7             (2)            670           (327)            343

Trading goodwill                            33             --             --              33            (22)             11

Patents                                    105             --             --             105            (72)             33

Trademarks                                  65             --             --              65            (43)             22

Other intangible assets                    462              7             (2)            467           (190)            277
---------------------------------------------------------------------------------------------------------------------------

TANGIBLE FIXED ASSETS                      193             32             (9)            216            (94)            122

Land & improvements to land                 14              3             (1)             16             (3)             13

Buildings                                  157             17             (5)            169            (88)             81

Other tangible fixed assets                  5              2             (1)              6             (3)              3

Fixed assets in progress                    17             10             (2)             25             --              25
---------------------------------------------------------------------------------------------------------------------------

LONG-TERM INVESTMENTS                    4,123          1,166            (68)          5,221           (139)          5,082

Participating interests (1)              3,098            108            (58)          3,148           (112)          3,036

Loans/advances to participating
interests                                   15             39             (7)             47             (8)             39

Other long-term investment                  44             --             (1)             43            (19)             24
securities (2)

Treasury shares (3)                        963          1,018             (2)          1,979             --           1,979

Other long-term investments                 --              1             --               1             --               1

Loans                                        3             --             --               3             --               3
---------------------------------------------------------------------------------------------------------------------------





                                            DEPRECIATION, AMORTIZATION AND IMPAIRMENT
                                       ----------------------------------------------------
                                       Opening       Charges and      Disposals     Closing
(in millions of euros)                 balance     other increases  and reversals   balance
-------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                        212             139            (24)          327

Trading goodwill                          18               4             --            22

Patents                                   63               9             --            72

Trademarks                                39               4             --            43

Other intangible assets                   92             122            (24)          190
-------------------------------------------------------------------------------------------
TANGIBLE FIXED ASSETS                     92               9             (7)           94

Land & improvements to land                2               1             --             3

Buildings                                 86               8             (6)           88

Other tangible fixed assets                4              --             (1)            3
-------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS                    147              64            (72)          139

Participating interests (1)               94              63            (45)          112

Loans/advances to participating            8              --             --             8
interests

Other long-term investment
securities (4)                            19               1             (1)           19

Treasury shares (3)                       26              --            (26)           --
-------------------------------------------------------------------------------------------

(1) Details of the movement in participating interests and provisions for impairment are given below.

(2)   See notes on Viropharma Inc and IDM below.

(3)   Sanofi-Synthelabo shares held by the company itself.

(4)   See note on Viropharma below.

VIROPHARMA INC:

As of December 31, 2003, Sanofi-Synthelabo owned 750,000 shares in Viropharma Inc. These shares, received in 2001 in connection with the renegotiation of the Pleconaril license agreement, were valued at 19 million euros. In the light of the average listed stock market price for December 2003, a provision for impairment of 18 million euros has been recognized.


IMMUNO-DESIGNED MOLECULES (IDM):

As of December 31, 2003, Sanofi-Synthelabo owned 1,700,145 IDM shares, representing 12.54% of the capital. This percentage may change in the future due to (i) a commitment by Sanofi-Synthelabo, valid until July 31, 2004, to make an additional investment of 10 million euros in a further share issue, and (ii) the conversion of existing financial instruments giving access to the capital of IDM (share warrants).

Under a strategic collaboration agreement signed in 2001, IDM granted Sanofi-Synthelabo 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, Sanofi-Synthelabo may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2003, Sanofi-Synthelabo had exercised only one option, relating to a program for the treatment of melanoma.

SANOFI-SYNTHELABO SHARES:

During the year ended December 31, 2003, the company used the authorizations to buy its own shares in the market in the light of market conditions.

A total of 20,192,769 shares were bought at an average price of 50.43 euros per share.

At end December 2003, the company owned:

- 36,576,564 shares classified as other long-term investments at a gross value of 1,979 million euros, and representing 4.99% of the share capital. In the light of the average stock market price for December 2003 and the average acquisition cost per share, the provision for impairment of 25.8 million euros recognized in 2002 was reversed in full during the year ended December 31, 2003.

- 13,413,698 shares classified as short-term investments at a net value of 613 million euros. These shares represent 1.83% of the share capital, and include 13,183,948 shares allocated to employee stock option plans. A total of 10 million euros of the provision for impairment of these shares was reversed during 2003:

      - 8 million euros for stock options exercised during the year;

      - 2 million euros in the light of the average stock market price for December 2003.

MOVEMENTS IN PARTICIPATING INTERESTS IN 2003
(in millions of euros)

-----------------------------------------------------------------------------------------------------------------------
 BALANCE AS OF JANUARY 1, 2003                                                                                    3,098
-----------------------------------------------------------------------------------------------------------------------
INVESTMENTS DURING THE YEAR                                                                                         102
    Sanofi-Synthelabo sp Zoo (Poland)                                                       95
    Fujisawa Sanofi-Synthelabo Company (Japan)                                               4
    Sanofi-Synthelabo Del Peru (Peru)                                                        1
    Sanofi-Synthelabo de la Republica Dominicana S.A. (Dominican Republic)                   1
    Sanofi-Synthelabo del Ecuador (Ecuador)                                                  1

CAPITAL INCREASES BY OFFSET OF LOANS OR ADVANCES                                                                      6
    Sanofi-Synthelabo Inc (USA)                                                              5
    Groupement de Fabrication Pharmaceutique (France)                                        1

COMPANIES LIQUIDATED AND OTHER DECREASES                                                                            (42)
    Synthelabo Biomedical                                                                  (36)
    Sanofi-Synthelabo AB (Sweden)                                                           (3)
    Other companies liquidated                                                              (3)

MERGERS                                                                                                             (16)
    Impact of the merger of two Swiss subsidiaries (Sanofi-Synthelabo and                  (16)
    Synthelabo Pharma)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003 (gross)                                                                           3,148
-----------------------------------------------------------------------------------------------------------------------

MOVEMENT IN PROVISIONS FOR IMPAIRMENT OF PARTICIPATING INTERESTS IN 2003
(in millions of euros)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1, 2003                                                                                        94
-----------------------------------------------------------------------------------------------------------------------
1. NET CHARGE FOR THE YEAR                                                                                           42

CHARGES                                                                                     63
     Sanofi-Synthelabo Polholding BV (Netherlands)                                          61
     Other                                                                                   2

REVERSALS                                                                                  (21)
     Sanofi-Synthelabo de Panama S.A. (Panama)                                             (12)
     Sanofi-Synthelabo Yamanouchi Pharmaceutical Inc (Japan)                                (4)
     Sanofi Developpement Pharma                                                            (4)
     Other                                                                                  (1)

2. PROVISIONS REVERSED DUE TO LIQUIDATIONS OR MERGERS                                                               (24)
     Synthelabo Pharma (Switzerland)                                                       (21)
     Synthelabo Biomedical (France)                                                         (3)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003 (impairment)                                                                        112
-----------------------------------------------------------------------------------------------------------------------

NOTE 4: RECEIVABLES AND LIABILITIES BY MATURITY

                                                                                                      < (or equal
(in millions of euros)                                     Gross        Impairment         Net         to) 1 year        > 1 year
----------------------                                     -----        ----------         ---         ----------        --------
RECEIVABLES
Fixed assets
Loans/advances to participating interests                     47             (8)            39               -               39
Other long-term investment securities                         43            (19)            24               -               24
Loans                                                          3               -             3               -                3

Current assets
Advance payments to suppliers                                  1               -             1               1                -
Accounts receivable                                          586             (2)           584             581                3
Other receivables                                            743             (1)           742             733                9
                                                           -----        ----------      --------       ----------        --------
TOTAL                                                      1,423            (30)         1,393           1,315               78
                                                           -----        ----------      --------       ----------        --------

LIABILITIES
Debt (see note 15)                                             -               -           820             820                -
Accounts payable                                               -               -           271             271                -

Other current liabilities:
- Tax and employee-related payables                            -               -            99              99                -
- Amounts payable to suppliers of fixed assets(1)              -               -           296             110              186
- Other liabilities                                                                        139             132                7
                                                           -----        ----------      --------       ----------        --------
TOTAL                                                          -               -         1,625           1,432              193
                                                           =====        ==========      ========       ==========        ========

(1) In 2002, in compliance with the French Tax Instruction issued November 26, 1996, Sanofi-Synthelabo capitalized under "Other intangible assets" an amount of 392 million euros in respect of royalties payable over the expected life cycle of a product, matched by a liability of the same amount recognized in the balance sheet. As of December 31, 2003, the balance payable was 291 million euros.


NOTE 5: SHORT-TERM INVESTMENTS

As of December 31, 2003, Sanofi-Synthelabo owned:

- money-market mutual funds totaling 2,368 million euros;

- 13,413,698 treasury shares with a net book value of 613 million euros (see note 3);

- certificates of deposit totaling 190 million euros;

- short-term bank deposits totaling 1 million euros.

NOTE 6: MOVEMENTS IN SHAREHOLDERS' EQUITY

                                                  Number of     Share     Additional   Reserves      Net         Special
(in millions of euros)                             shares      capital     paid in        and      income     tax-allowable   TOTAL
                                                                           capital     retained    for the    provisions &
                                                                                       earnings    period     investment
                                                                                                               subsidies
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000                   731,441,746   1,463       1,479        1,404        630              3      4,979
BEFORE APPROPRIATION OF PROFITS

Appropriation of 2000 profits to reserves and
retained earnings                                           -       -           -          313      (313)              -          -

Dividends distributed for the year ended
December 31, 2000 (0.44 euros per share)                    -       -           -            -      (317)              -      (317)

Issuance of shares on exercise of stock options       563,338       1           6            -          -              -          7

Net income for the year ended December 31, 2001             -       -           -            -      1,442              -      1,442

Change in special tax-allowable provisions                  -       -           -            -          -            (2)        (2)

BALANCE AS OF DECEMBER 31, 2001
BEFORE APPROPRIATION OF PROFITS                   732,005,084   1,464       1,485        1,717      1,442              1      6,109

Appropriation of 2001 profits to reserves and
retained earnings                                           -       -           -          969      (969)              -          -

Dividends distributed for the year ended
December 31, 2001 (0.66 euros per share)                    -       -           -            -      (473)              -      (473)

Sasy3 merger (surplus arising on merger)                    -       -          90            -          -              -         90

Issuance of shares on exercise of stock options       362,423       1           3            -          -

Change of accounting method (1)                             -       -           -            2          -              -          2

Net income for the year ended December 31, 2002             -       -           -            -      1,323              -      1,323

BALANCE AS OF DECEMBER 31, 2002                   732,367,507   1,465       1,578        2,688      1,323              1      7,055
BEFORE APPROPRIATION OF PROFITS

Appropriation of 2002 profits to reserves and
retained earnings                                           -       -           -          744      (744)              -          -

Dividends distributed for the year ended
December 31, 2002 (0.84 euros per share)                    -       -           -            -      (579)              -      (579)

Issuance of shares on exercise of stock options       480,565       1           6            -          -              -          7

Net income for the year ended December 31, 2003             -       -           -            -      1,684              -      1,684

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003                   732,848,072   1,466       1,584        3,432      1,684              1      8,167
BEFORE APPROPRIATION OF PROFITS
------------------------------------------------------------------------------------------------------------------------------------


(1) In application of the new CRC Rule 2000-06 on liabilities, non-compliant provisions were reversed by crediting retained earnings.

The share capital comprises 732,848,072 shares with a par value of 2 euros.

The exercise of options relates to plans granted to employees prior to the merger.

At its meeting of December 10, 2003, the Board of Directors granted 4,217,700 options to subscribe for shares at a price of 55.74 euros per share, exercisable at any time from December 11, 2007 through December 10, 2013 inclusive. The exercise of all stock options outstanding at December 31, 2003 would result in an increase of approximately 235 million euros in shareholders' equity.

NOTE 7: PROVISIONS RECORDED IN THE BALANCE SHEET

                                            Opening      Charge for     Reversal of    Reversal of      Closing
(in millions of euros)                      balance       the year       utilized      unutilized       balance
                                                                        provisions     provisions
---------------------------------------------------------------------------------------------------------------
PROVISIONS FOR RISKS AND CHARGES
Provisions for miscellaneous risks (1)        201              58          (51) (2)        (79)           129
Provisions for charges                         10             104           (4)             (4)           106
Provisions for pension and early               28              10           (8)             (1)            29
retirement benefit commitments
---------------------------------------------------------------------------------------------------------------
TOTAL                                         239             172          (63)            (84)           264
---------------------------------------------------------------------------------------------------------------


Charges and reversals taken to statement of income:                                                      TOTAL

                          - Operating items                   114          (11)            (16)            87
                          - Financial items                     9           (4)              -              5
                          - Exceptional items                  49          (48)            (68)           (67)
                                                           ----------------------------------------------------
                          TOTAL                               172          (63)            (84)            25

(1) This line mainly comprises provisions relating to patent rights litigation, tax audits and vendor's guarantees of liabilities.

(2)   Including transfers to subsidiaries amounting to 37 million euros.


NOTE 8: OPERATING INCOME

NET SALES

This line mainly comprises:

- Supply of chemical active ingredients:

  During the year, Sanofi-Synthelabo invoiced a total of 178 million euros for sales of active ingredients.

- Recharged research and development expenses:

  Under agreements with the principal French operating subsidiaries on the sharing of the costs and benefits of research and development expenses relating to future pharmaceutical products, Sanofi-Synthelabo recharges a share of such expenses to its subsidiaries. For the year ended December 31, 2003, the income generated by such recharges was 71 million euros, compared with 77 million euros for the year ended December 31, 2002.

- Recharged rent:

  Sanofi-Synthelabo owns real estate in France which is let to its subsidiaries, on which it collects rent (31 million euros).

OTHER INCOME

This mainly comprises royalties collected by Sanofi-Synthelabo from:

- its French and foreign pharmaceutical subsidiaries, to which it has licensed patents, manufacturing know-how and trademarks owned by Sanofi-Synthelabo;

- third party companies, to which it has licensed a number of pharmaceutical products.

NOTE 9: OPERATING EXPENSES

OTHER PURCHASES AND EXTERNAL CHARGES

This line mainly comprises:

- Manufacturing of active ingredients:

  Sanofi-Synthelabo subcontracts the manufacturing of active ingredients to a subsidiary. Costs incurred as a result amounted to 87 million euros for the year ended December 31, 2003.

- Research expenses:

Sanofi-Synthelabo, in association with its main operating subsidiaries, assumes responsibility within the Group for research and development. It defines strategic priorities, co-ordinates the work, makes investment decisions, and takes out in its own name and at its own expense all industrial property protection covering products derived from research.

In order to fulfil this role, Sanofi-Synthelabo subcontracts research and development work to those of its subsidiaries that have the necessary resources, and if necessary to third parties.

Research expenses amounted to 920 million euros in 2003, compared with 802 million euros in 2002 and 657 million euros in 2001.

SALARIES AND SOCIAL SECURITY CHARGES

                                        2003                2002            2001
--------------------------------------------------------------------------------
Average number of employees               21                  22              22
--------------------------------------------------------------------------------

Remuneration paid to corporate officers in 2003 amounted to 3.9 million euros, including attendance fees of 0.4 million euros.


NOTE 10: SHARE IN PROFITS/LOSSES OF JOINT-VENTURE PARTNERSHIPS

Until 2001, this represented Sanofi-Synthelabo's share of the profits from the partnership entity involved in chemicals activities. This entity was wound up on December 31, 2001.


NOTE 11: MANAGEMENT OF MARKET RISK

Sanofi-Synthelabo operates a centralized foreign exchange risk management system which provides protection from such risk for its main subsidiaries at all times.

Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item.

Outstanding hedging positions at year end are shown in Sanofi-Synthelabo's off balance sheet commitments.

NOTE 12: NET FINANCIAL INCOME

(in millions of euros)                                           2003           2002           2001
                                                               ------         ------         ------
NET INVESTMENT INCOME .................................         1,191            796            415
- dividends received ..................................         1,129            674            277
- other portfolio income ..............................             -             19              4
- net proceeds from disposals of short-term investments            42             49             48
- other interest and similar income (1) ...............            20             54             86

NET CHANGE IN PROVISIONS FOR: .........................           (20)           (88)           128
- participating interests (2) .........................           (42)            11            115
- treasury shares (2) .................................            26            (71)             -
- other long-term investments (2) .....................             -            (17)            (2)
- loans to subsidiaries ...............................             -             (8)             3
- foreign exchange losses .............................            (5)            (3)             3
- other items .........................................             1                             9

NET FOREIGN EXCHANGE GAIN .............................           102             85             18
                                                               ------         ------         ------
TOTAL .................................................         1,273            793            561
                                                               ------         ------         ------

(1) This line mainly comprises interest received and paid on short-term bank deposits, current accounts and loans arising under the cash pooling agreements between Sanofi-Synthelabo and its subsidiaries.

(2) See note 3.


NOTE 13: EXCEPTIONAL ITEMS

Exceptional charges amounted to 77 million euros and exceptional income to 305 million euros. The net balance of exceptional items comprises:

(in millions of euros)                                                             2003             2002              2001
                                                                                 ------           ------            ------
- net change in provisions for risks and charges ........................            67              300               (77)
- net gain/(loss) realized on mergers of Group companies ................             4               (9)              258(1)
- net gain/(loss) realized on disposals of long-term investments ........             -                -               333(2)
- other fixed asset disposals ...........................................             -                7                58
- net gain on group tax election (including impact of tax audits relating
  to the group tax election )  ..........................................           134               73                17
- other items ...........................................................            23              (44)(3)            (8)
                                                                                 ------           ------            ------
TOTAL ...................................................................           228              327               581
                                                                                 ------           ------            ------

(1) including 237 million euros realized on the merger of Synthelabo Groupe into Sanofi Winthrop Industrie

(2) including 308 million euros on the disposal of Laboratoires de Biologie Vegetale Yves Rocher (see note 18)

(3) including 34 million euros relating to pension obligations

NOTE 14: INCOME TAXES

As stated in note 2, the annual income tax charge corresponds to the corporate income tax charge specific to Sanofi-Synthelabo. It breaks down as follows:

(in millions of euros)                                               2003           2002           2001
                                                                   ------         ------         ------
- tax on profit before exceptional items ..................         (170)          (152)          (151)

- tax on exceptional items, plus impact of tax reassessment
notices accepted by the company ............................           (3)           (41)           (71)
                                                                   ------         ------         ------
TOTAL ......................................................         (173)          (193)          (222)
                                                                   ------         ------         ------

The tax on profit before exceptional items takes into account tax credits and changes in provisions for impairment of investments included in net financial income.

Charges regarded as excessive under article 39.4 of the French General Tax Code and not deductible from taxable profits amounted to 0.1 million euros in 2003.

INCREASES AND REDUCTIONS IN FUTURE TAX LIABILITIES

The amount of deferred tax assets not recognized in the parent company financial statements in respect of temporarily non-deductible provisions was 47 million euros as of December 31, 2003, compared with 53 million euros as of December 31, 2002.

The amount of the deferred tax liability not recognized in the parent company financial statements in respect of deferred charges was 5 million euros as of December 31, 2003.

NOTE 15: TRANSACTIONS WITH RELATED UNDERTAKINGS

In the table below, a company is treated as related if it is consolidated by the Group using the full consolidation method.

(in millions of euros)                                    2003           2002           2001
                                                         ------         ------         ------
LONG-TERM INVESTMENTS (GROSS):
- Participating interests                                 3,141          3,088          2,678
- Loans/advances to participating interests                  46             15              5

RECEIVABLES (GROSS):
- Accounts receivable                                       555            587            342
- Other receivables                                         467            598            473

LIABILITIES:
- Debt                                                      819            773            730
- Accounts payable                                          252            246            187
- Other liabilities                                          99              2              4
- Deferred income                                             9             12              -

OPERATING EXPENSES:
- Other purchases and external charges                     (941)          (829)          (677)
- Other charges                                             (26)           (19)           (57)

FINANCIAL EXPENSES:
- Interest and similar expense                              (16)           (22)           (31)

EXCEPTIONAL CHARGES ON NON-CAPITAL TRANSACTIONS             (99)            (2)

NET SALES                                                   220            186            163

OTHER OPERATING INCOME                                      935            736            421

SHARE IN NET INCOME OF JOINT VENTURE PARTNERSHIPS             -              -            303

FINANCIAL INCOME                                          1,145            689            318
                                                         ------         ------         ------


NOTE 16: ACCRUED INCOME AND EXPENSES

(in millions of euros)                                                   Accrued income         Accrued expenses
----------------------                                                   --------------         ----------------
Accounts receivable .................................................        362
Other receivables ...................................................        186
Accounts payable ....................................................                                   24
Amounts payable to suppliers of fixed assets ........................                                    -
Tax and employee-related liabilities ................................                                   12
Other liabilities ...................................................                                  111

NOTE 17: OFF BALANCE SHEET COMMITMENTS

(in millions of euros)
COMMITMENTS GIVEN:                                                             < 1 YEAR         1-5 YEARS     > 5 YEARS      TOTAL
Surety bonds given to the tax authorities in respect of contested tax
liabilities relating to Sanofi-Synthelabo                                            3               -             -             3
Guarantees in favor of Group subsidiaries                                          342               -             -           342
Other guarantees                                                                     7               -            19            26
Leases                                                                              14              56            98           168
Irrevocable orders for fixed assets                                                 11               -             -            11
Currency options including   USD:  555                                             768               -             -           768
                             JPY:  101
                             NOK:   39

Others (1)                                                                          64              59            34           157
                                                                                 -----             ---           ---         -----
TOTAL                                                                            1,209             115           151         1,475
                                                                                 -----             ---           ---         -----


(1) Other commitments comprise:

Research and development collaborations
---------------------------------------

The Group may be required to make payments to research and development partners under collaboration agreements. These agreements typically cover multiple products and give the Group the option to participate in development on a product-by-product basis. When the Group exercises an option with respect to a product, it pays its collaboration partner a fee and receives intellectual property rights to that product in exchange. The Group is also generally required to fund some or all of the development costs for products that it selects and to make payments to its partners when those products reach development milestones.

The Group's principal collaboration agreements are:

- Sanofi-Synthelabo is committed to making an additional investment of 10 million euros in IDM via a further share issue (see note 3).

      Under a strategic collaboration agreement signed in 2001, IDM granted Sanofi-Synthelabo 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, Sanofi-Synthelabo may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2003, Sanofi-Synthelabo had exercised only one option, relating to a program for the treatment of melanoma.

- In addition, there are three further contracts relating to research work which could give rise to deferred payments between 1 and 4 million euros per molecule. Because of the uncertain nature of the research work, it is impossible to predict the number of molecules that will reach the relevant milestones. For this reason, it is impossible to estimate the maximum aggregate amount that Sanofi-Synthelabo will actually pay.

Agreements with NV Organon
--------------------------

Under the agreements with NV Organon on the marketing of the drug Arixtra(R) in countries other than the United States, Canada, Japan and Mexico, Sanofi-Synthelabo agreed, in return for taking over the rights, to make phased payments to NV Organon up to a maximum of 100 million dollars contingent on the approval of additional indications. Sanofi-Synthelabo also agreed to pay minimum royalties of 74 million dollars in respect of this territory.

Changes to these agreements occurred on January 7, 2004 (see note 20 - Post balance sheet events).

(in millions of euros)
COMMITMENTS RECEIVED:                                                           < 1 YEAR        1-5 YEARS     > 5 YEARS      TOTAL
In return for contract warranty retentions                                           5               -             -             5

Miscellaneous guarantees                                                             1               -             -             1

Currency options including                USD:   330                               456               -             -           456
                                          JPY:    72
                                          NOK:    22
                                                                                 -----             ---           ---         -----
TOTAL                                                                              462               -             -           462
                                                                                 -----             ---           ---         -----

(in millions of euros)
RECIPROCAL COMMITMENTS:                                                         < 1 YEAR        1-5 YEARS     > 5 YEARS      TOTAL
Forward currency exchange contracts:
- forward purchases including             USD:   130                               318               -             -           318
                                          CHF:    92
                                          HUF:    57
                                          NOK:    35

- forward sales    including              USD    979                             1,223               -             -         1,223
                                          JPY:    70
                                          GBP:    45
                                          CAD:    23
                                          PLN:    14
                                          AUD:    13
                                          CZK:    13

Commitments involving Group subsidiaries:

- export rate guarantees  including       USD:   134                               341               -             -           341
                                          CHF:    42
                                          KRW:    28
                                          GBP:    26
                                          HUF:    22
                                          JPY:    19
                                          CZK:    13

- import rate guarantees  including       USD:   121                               280               -             -           280
                                          CHF:    87
                                          HUF:    45
                                          GBP:    12
                                                                                 -----             ---           ---         -----

Real estate capital leases relate to administrative and research premises:

(in millions of euros)                                                                            2003
----------------------                                                                            ----
Value of assets on signature of lease
Breakdown by balance sheet line:
- land                                                                                               4
- buildings                                                                                         91
Lease payments:
- during the period                                                                                  8
- cumulative                                                                                       135
Depreciation that would have been charged if the assets had been acquired outright:
- during the period                                                                                  5
- cumulative                                                                                        61
Value of outstanding lease payments as of December 31, 2003:
- within no more than 1 year                                                                         9
- after more than 1 year but within no more than 5 years                                            21
- after more than 5 years                                                                           28

The residual purchase price of the assets will be less than one euro.


NOTE 18: AGREEMENTS RELATING TO THE YVES ROCHER GROUP

Following the merger of Sanofi and Synthelabo, a dispute arose between Sanofi-Synthelabo and the other shareholders of the Yves Rocher Group, who challenged the registration in the name of the merged Sanofi-Synthelabo Group of the shares in the companies Financiere des Laboratoires de Cosmetologie Yves Rocher and Laboratoires de Biologie Vegetale Yves Rocher held prior to that date by Sanofi.

Following the delivery of expert findings in November 2001 and in line with a ruling of the Rennes Appeal Court on January 10, 2001, Laboratoires de Biologie Vegetale Yves Rocher arranged for the acquisition of Sanofi-Synthelabo's interest in its capital.

Under this ruling, Sanofi-Synthelabo retains a 39.1% interest in the capital of Financiere des Laboratoires de Cosmetologie Yves Rocher. This holding company has a 48.8% direct interest in the capital of Laboratoires de Biologie Vegetale Yves Rocher.

During the first half of 2001, Sanofi-Synthelabo and Financiere des Laboratoires de Cosmetologie Yves Rocher both entered appeals against the aforementioned orders in the French Supreme Court. These appeals were rejected on May 6, 2003.

NOTE 19: LIST OF SUBSIDIARIES AND PARTICIPATING INTERESTS

SUMMARY INFORMATION ON ALL SUBSIDIARIES AND PARTICIPATING INTERESTS HELD BY SANOFI-SYNTHELABO

                                                          SUBSIDIARIES                PARTICIPATING INTERESTS
                                                     French         Foreign          French           Foreign
                                                     ------         -------          ------           -------
(in millions of euros)
    Gross book value of shares held                 1,270            1,850               4                 24
    Net book value of shares held                   1,269            1,740               4                 23
    Loans and advances made                           251              195               -                  -
    Guarantees given                                   20              255               1                 21
    Dividends received                                618              510               -                  -
                                                    -----            -----            ----               ----

SUBSIDIARIES AND PARTICIPATING INTERESTS OF WHICH THE NET BOOK VALUE OF THE SHARES HELD EXCEEDS 1% OF THE SHARE CAPITAL OF SANOFI-SYNTHELABO

                                    Capital       Equity      Share of         Book value of        Outstanding  Guarantees
                                                  other        capital          shares held          loans and    given by
                                                  than          held                                 advances    the company
                                                 capital         (%)                                receivable
in millions of euros                                                         Gross         Net
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES MORE THAN 10% OWNED

FRENCH COMPANIES
  Laboratoires IREX                      -           (1)          100           18           18            -            -
   S.A. No. SIREN
   380663914 - 22,
   Avenue Galilee - 92350
   Le Plessis-Robinson
  Sanofi-Chimie                        271          197           100          430          430            -            -
   S.A. No. SIREN
   428706204 - 9, Rue
   du President Allende
   - 94250 Gentilly
  Sanofi-Synthelabo France              13           38           100           73           73            -            -
   S.A. No. SIREN
   403335904 - 174, Avenue
   de France - 75013 Paris
  Sanofi Winthrop Industrie            159          (67)          100          400          400          240            -
   S.A. No. SIREN
   775662257 - 82, Avenue
   Raspail - 94250
   Gentilly
  Secipe                                39          195           100          235          235            -            -
   S.A. No. SIREN
   722019965 - 174, Avenue
   de France - 75013 Paris
  Sanofi-Synthelabo Recherche            2           29            95           26           26            -            -
   S.A. No. SIREN
   713002269 - 1, Avenue
   P.Brossolette - 91380
   Chilly-Mazarin
  Sanofi-Synthelabo Groupe              26           44            93           47           47            -            -
   S.A. No. SIREN
   403335938 - 174, Avenue
   de France - 75013 Paris

FOREIGN SUBSIDIARIES
  Sanofi-Synthelabo do
   Brasil Ltda - Rio de
   Janeiro, Brazil                      17           (2)          100           65           65            -            -
  Sanofi-Synthelabo
   Holding GmbH -
   Berlin, Germany                      61           23           100           80           80            -            -
  Sanofi-Synthelabo Inc
   - New York, United States             -          764           100          613          613            -            -
  Sanofi-Synthelabo SA
   - Barcelona,  Spain                   1           92           100          104          104            -            -
  Sanofi-Synthelabo SpA
   - Milan  Italy                       85           23           100          116          116            -            -
  Sanofi-Synthelabo UK
   Ltd - Guildford, UK                   -          156           100          161          161           38            -
  Sanofi-Synthelabo
   Polholding BV
   - Maassluis, Netherlands              -          (39)          100           88           28            -            -
  Sanofi-Synthelabo AE
   - Peania, Greece                     18            -           100           38           38            -            -
  Sanofi-Synthelabo AB
   - Bromma, Sweden                      -            3           100           33           33            -            -
  Sanofi-Synthelabo Korea
   Co. Ltd - Seoul,
   South Korea                          22           (9)          100           38           38            -            -
  Sanofi-Synthelabo
   Sp.z.o.o. - Warszawa
   - Poland                              2           16           100           95           95            -            -
  Chinoin Pharmaceutical
   and Chemical Works
   Co Ltd - Budapest,
   Hungary                              15          195            99          157          157            -            -
  Sanofi-Synthelabo de
   Colombia S.A. - Cali,
   Colombia                              3           11            90           16           16            -            -
  Sanofi-Synthelabo
   Productos Farmaceuticos
   SA - Alcabideche,
   Portugal                             18            1            86           22           22            -            -
-----------------------------------------------------------------------------------------------------------------------------

                                      Net sales   Net income/    Dividends
                                       for last     loss for    received by
                                      financial      last           the
                                         year      financial      company
in millions of euros                                  year       during the
                                                                    year
---------------------------------------------------------------------------
SUBSIDIARIES MORE THAN 10% OWNED

FRENCH COMPANIES
  Laboratoires IREX                        44           (1)            -
   S.A. No. SIREN
   380663914 - 22,
   Avenue Galilee - 92350
   Le Plessis-Robinson
  Sanofi-Chimie                           394           18            20
   S.A. No. SIREN
   428706204 - 9, Rue
   du President Allende
   - 94250 Gentilly
  Sanofi-Synthelabo France              1,380           82            23
   S.A. No. SIREN
   403335904 - 174, Avenue
   de France - 75013 Paris
  Sanofi Winthrop Industrie             2,878          296           527
   S.A. No. SIREN
   775662257 - 82, Avenue
   Raspail - 94250
   Gentilly
  Secipe                                    -            5             9
   S.A. No. SIREN
   722019965 - 174, Avenue
   de France - 75013 Paris
  Sanofi-Synthelabo Recherche             905           12             8
   S.A. No. SIREN
   713002269 - 1, Avenue
   P.Brossolette - 91380
   Chilly-Mazarin
  Sanofi-Synthelabo Groupe                388            4             -
   S.A. No. SIREN
   403335938 - 174, Avenue
   de France - 75013 Paris

FOREIGN SUBSIDIARIES
  Sanofi-Synthelabo do
   Brasil Ltda - Rio de
   Janeiro, Brazil                          -            -             -
  Sanofi-Synthelabo
   Holding GmbH -
   Berlin, Germany                          -           38            40
  Sanofi-Synthelabo Inc
   - New York, United States              639          553           207
  Sanofi-Synthelabo SA
   - Barcelona,  Spain                    395           47            20
  Sanofi-Synthelabo SpA
   - Milan  Italy                         329           14            41
  Sanofi-Synthelabo UK
   Ltd - Guildford, UK                      -            -             -
  Sanofi-Synthelabo
   Polholding BV
   - Maassluis, Netherlands                 -           66            66
  Sanofi-Synthelabo AE
   - Peania, Greece                       114           13             1
  Sanofi-Synthelabo AB
   - Bromma, Sweden                        55            2             4
  Sanofi-Synthelabo Korea
   Co. Ltd - Seoul,
   South Korea                             78            5             -
  Sanofi-Synthelabo
   Sp.z.o.o. - Warszawa
   - Poland                                79            4             -
  Chinoin Pharmaceutical
   and Chemical Works
   Co Ltd - Budapest,
   Hungary                                250           51             7
  Sanofi-Synthelabo de
   Colombia S.A. - Cali,
   Colombia                                22           (1)            -
  Sanofi-Synthelabo
   Productos Farmaceuticos
   SA - Alcabideche,
   Portugal                                63            6             5
---------------------------------------------------------------------------

NOTE 20: POST BALANCE SHEET EVENTS

      On January 7, 2004, Sanofi-Synthelabo reached agreement with NV Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides.

      Sanofi-Synthelabo will make payments to Organon based largely on future sales, and will bear all research and development costs. In return, the phased payments described in note 17 are cancelled.

      Sanofi-Synthelabo will also buy the interests held by Organon in the entities dedicated to this activity.

                                    * * * * *


      On January 26, 2004, Sanofi-Synthelabo announced a share and cash offer for the shares of Aventis. This offer, driven by a compelling strategic rationale, will deliver strong, sustainable and profitable growth.

      If the bid succeeds, it will create the no.1 in Europe and no.3 in the world in the pharmaceuticals industry.

      Sanofi-Synthelabo will benefit from a large portfolio of high-growth drugs and enjoy firmly established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, cancer, diabetes, central nervous system, urology, internal medicine and human vaccines.

      The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L'Oreal, Sanofi-Synthelabo's principal shareholders.

      The principal terms of the offer are as follows:

      - A standard entitlement of 5 Sanofi-Synthelabo shares(1) and 69 euros in cash for 6 Aventis shares(1);

      - An all stock election: 35 Sanofi-Synthelabo shares(1) for 34 Aventis shares(1);

      - An all cash election: 60.43 euros in cash for each Aventis share(1);

      - Aventis shareholders can opt for any or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

      The offer is conditional upon obtaining over 50% of the issued share capital and voting rights of Aventis on a fully diluted basis, as well as completion of the review by the American Antitrust Authorities.

      A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

      Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

      In connection with this offer, Sanofi-Synthelabo announced that it had begun the process of divesting its interests in Arixtra(R) and Fraxiparine(R).

     (1) Dividend attached

                          FIVE-YEAR FINANCIAL SUMMARY:
                        SANOFI-SYNTHELABO PARENT COMPANY

In millions of euros
                                                         2003            2002            2001             2000             1999(2)
                                                      -----------     -----------     -----------      -----------       -----------
CAPITAL AT PERIOD-END

Share capital                                               1,466           1,465           1,464            1,463             1,462
Number of shares in issue                             732,848,072     732,367,507     732,005,084      731,441,746       731,143,218

INCOME STATEMENT DATA

Net sales                                                     339             273             176              194               301
Net income before tax, depreciation, amortization           1,977           1,391           1,525              908               538
and provisions
Income taxes                                                  173             193             222               50                29
Employee profit-sharing charge for the period (1)               -               -              (1)               6                 7
Net income after tax, depreciation, amortization            1,684           1,323           1,442              630               488
and provisions
Dividend paid                                                                 579             473              317               231

PER SHARE DATA (IN EUROS)

Net income after tax but before depreciation,
amortization and provisions                                  2.46            1.64            1.78             1.17              0.70
Net income after tax, depreciation, amortization
and provisions                                               2.30            1.81            1.97             0.86              0.67

Dividend per share (net)
   - based on actual number of shares                                        0.84            0.66             0.44              0.32

EMPLOYEE DATA

Average number of employees during the period                  21              22              22               26             1,160
Wages and salaries for the period                              10               9              10               12                69
Social security and other benefits for the period               9               5               5                5                30
                                                      -----------     -----------     -----------      -----------       -----------


(1) Provision for statutory and voluntary employee profit-sharing schemes

(2) On May 18, 1999, Sanofi and Synthelabo were merged into a shell company, which took the name Sanofi-Synthelabo. On January 25, 2000,
    Sanofi-Synthelabo transferred its support activities to the 100% directly and indirectly owned subsidiary Sanofi-Synthelabo Groupe, with retrospective effect from January 1, 2000.